                             SEC FILE NUMBER 0-21782


                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13a-16 OR 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2003


                       FLETCHER CHALLENGE FORESTS LIMITED
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                 (Translation of Registrant's Name Into English)


              8 ROCKRIDGE ROAD, PENROSE, AUCKLAND, NEW ZEALAND 1020
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                    (Address of Principal Executive Offices)


(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  A   Form 40-F
          ---

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes      No  A
    ---     ---

(If "Yes is marked indicate below the file number assigned to the registrant in
connection with Rule 12g3-2(b): 82-       .)

THIS REPORT ON FORM 6-K SHALL BE DEEMED TO BE INCORPORATED BY REFERENCE IN THE PROSPECTUS INCLUDED IN THE REGISTRATION STATEMENTS ON FORMS F-3 (NOS. 333- 6526, 333- 8932 AND 333- 12726) AND S-8 (FILE NO. 33- 97728) OF FLETCHER CHALLENGE FORESTS LIMITED AND CERTAIN OF ITS SUBSIDIARIES AND TO BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FILED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.
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                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date 10 October 2003                   FLETCHER CHALLENGE FORESTS LIMITED


                                       -s- P M Gillard

                                       P M GILLARD
                                       SECRETARY
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              [FLETCHER CHALLENGE FORESTS NEWS RELEASE LETTERHEAD]

        STOCK EXCHANGE LISTINGS: NEW ZEALAND, AUSTRALIA, NEW YORK (FFS).



AMERICAN WOOD MOULDING, FLETCHER CHALLENGE FORESTS' JOINT VENTURE COMPANY, AWARDED VENDOR OF THE YEAR


Auckland, 10 October 2003 - The Home Depot, the world's largest home improvement retailer and the second largest retailer in the United States, has selected American Wood Moulding as its 2003 Moulding Category Vendor of the Year. The Home Depot is a "do it yourself" chain with over 1,500 warehouse-style stores in North America, and net sales in fiscal 2003 of over NZ$100 billion. Fletcher Challenge Forests has a 50% interest in AWM, and is a major supplier of wood mouldings into the important United States market.

The AWM award is a significant recognition of outstanding product and service quality, as well as support from AWM Management of the Home Depot's strategic initiatives. Fletcher Challenge Forests is proud to be a part of this successful enterprise.

"AWM's operating model is designed to provide outstanding service to The Home Depot. Everything from product selection, logistics systems, inventory management and information technology systems contribute to provide the high level of service required by The Home Depot. AWM has the infrastructure in place to continue to meet The Home Depot's growth plans", said Mark Eglinton, General Manager of Fletcher Challenge Forests' North American Consumer Solutions business.

                                                                            Ends

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TO:      BUSINESS EDITOR                 From:         Paul Gillard
                                         Company Secretary & General Counsel

Fax/Email: AUTO                               FLETCHER CHALLENGE FORESTS LTD

                                         Telephone:    64-9-571 9846
                                         Fax:          64-9-571 9872

Please note: If you do not receive 1 page(s) including this page, or if any page is not readable, please call the Information Officer immediately on telephone 64-9-571 9814.

Further information on Fletcher Challenge Forests can be found at http://www.fcf.co.nz.
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